Exhibit 99.01

Carolina Trust BancShares, Inc. to Acquire
Clover Community Bankshares, Inc. and its subsidiary bank

Company Release - 06/15/2018 08:00

LINCOLNTON, NC and CLOVER, SC, June 15 /PRNewswire/ -- Carolina Trust BancShares, Inc. (“Carolina Trust”) (NASDAQ: CART), the parent company of Carolina Trust Bank, and Clover Community Bankshares, Inc. (“Clover”), parent company of Clover Community Bank, jointly announced today the entry into a definitive merger agreement pursuant to which Carolina Trust will acquire Clover and its subsidiary bank.

Upon completion of the transaction, the combined organization is expected to have approximately $600 million in assets, $450 million in loans, $500 million in deposits and $65 million in shareholders’ equity.  With 11 full-service banking offices and 1 loan production office, including 9 full-service offices in North Carolina (in Lincoln, Rutherford, Iredell, Gaston, and Catawba Counties), 1 loan production office in Salisbury, North Carolina (Rowan County), and 2 branches in South Carolina (York County), the combined organization will be better positioned to serve the businesses and consumers in its markets.

"We believe this combination will provide great value for our shareholders, will improve profitability significantly, and will increase our efficiencies.  We expect it will better position our company as a profitably growing community bank in the expanding Charlotte metro region.  This combination allows us to build on the wonderful job that Gwen Thompson and her staff have done over the last thirty years.  They have a very loyal customer base in Clover and Lake Wylie, and we look forward to making those customers loyal Carolina Trust customers through superior service and our wide array of services.  We see this combination as a ‘win’ for our shareholders and an opportunity to bring two wonderful new communities into the Carolina Trust family,” said Jerry Ocheltree, President and CEO of Carolina Trust.

Gwen Thompson, President and CEO of Clover, said this about the opportunity: "We are excited to partner with Carolina Trust and believe this combination is a great opportunity for all Clover Community stakeholders. Our customers will continue to receive the same high quality service and care that has distinguished Clover Community Bank over the years, while benefitting from the increased product and technology offerings of a larger institution. Our shareholders will benefit from the increased liquidity of a growing NASDAQ listed company.  In Carolina Trust we found a partner who shares our mission of caring for our customers, employees, and community. We are very excited about the future prospects of the combined company.”

According to the terms of the merger agreement, which has been unanimously approved by the boards of directors of both companies, each share of Clover common stock and preferred stock will be exchanged, at the election of each Clover shareholder, for either 2.7181 shares of Carolina Trust common stock or $22.00 in cash, subject to customary proration procedures that will result in an aggregate 80% stock/20% cash consideration mix. Carolina Trust anticipates issuing approximately 2.1 million shares of common stock in the merger. Based on Carolina Trust’s 10-day volume weighted average closing price of $8.09 per share as of June 12, 2018, the aggregate deal value is approximately $21.5 million.  Carolina Trust intends to fund the cash portion of the consideration from internal sources.  The transaction is expected to be highly accretive to Carolina Trust's earnings, with a tangible book value earnback period of approximately three years.

Two Clover directors will be invited to join the Carolina Trust Bank board of directors at the closing of the merger, and Carolina Trust has agreed to nominate one of the incoming directors for election to the board of directors of Carolina Trust at its next annual meeting of shareholders.

The acquisition is expected to be completed during the fourth quarter of 2018, subject to regulatory approvals, approval by the shareholders of Carolina Trust and Clover, and other customary closing conditions.

In connection with the transaction, Raymond James & Associates, Inc. is acting as financial advisor and has provided a fairness opinion to Carolina Trust, and Wyrick Robbins Yates & Ponton LLP is serving as legal counsel to Carolina Trust. FIG Partners, LLC, is acting as financial advisor and has provided a fairness opinion to Clover, and Nelson Mullins Riley & Scarborough LLP is serving as legal counsel to Clover.

About Carolina Trust BancShares, Inc.

Carolina Trust BancShares, Inc. is the registered bank holding company of Carolina Trust Bank. Carolina Trust Bank is a full-service, state-chartered community bank headquartered in Lincolnton, NC operating nine full-service offices and one loan production office.  Carolina Trust Bank provides a highly competitive suite of personal and business banking products and services to customers in the Piedmont and Mountain Regions of North Carolina, including the greater Charlotte Metro area. Carolina Trust had $447 million in assets as of March 31, 2018.

About Clover Community Bankshares, Inc.

Clover Community Bankshares, Inc. is a registered bank holding company headquartered in Clover, SC, and is the parent company for Clover Community Bank. Clover Community Bank is a South Carolina-chartered bank that was formed in 1987 in response to the area’s need for a locally owned and operated community bank. Clover Community Bank operates two full-service branches in Clover and Lake Wylie, SC.  Clover had total assets of $130 million as of March 31, 2018.

Additional Information and Where to Find It

This release does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  In connection with the proposed merger, Carolina Trust will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 with respect to the offering of Carolina Trust common stock as the merger consideration under the Securities Act of 1933, as amended, which will include a joint proxy statement of Carolina Trust and Clover and a prospectus of Carolina Trust. A definitive joint proxy statement/prospectus will be sent to the shareholders of each company seeking the required shareholder approvals. Investors and security holders are urged to read the registration statement and joint proxy statement/prospectus and other relevant documents when they become available because they will contain important information about the merger.

You will be able to obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. You will also be able to obtain free copies of these documents by directing a request by telephone or mail to Carolina Trust BancShares, Inc., 901 East Main Street, Lincolnton, North Carolina 28092, (704) 735-1104, or by accessing these documents at Carolina Trust’s website: www.carolinatrust.com; or by directing a request by telephone or mail to Clover Community Bankshares, Inc., 124 North Main Street, Clover, SC 29710, (803) 222-7660. The information on Carolina Trust’s website is not, and shall not be deemed to be, a part of or incorporated into any filings made with the SEC.

Carolina Trust, Clover, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Carolina Trust and Clover in connection with the merger. Information about the directors and executive officers of Carolina Trust and their ownership of Carolina Trust common stock is set forth in Carolina Trust’s definitive proxy statement as previously filed with the SEC on March 29, 2018. Information about the directors and executive officers of Clover and their ownership of Clover common stock may be obtained by reading the joint proxy statement/prospectus regarding the merger when it becomes available. Additional information regarding the interests of these participants and other persons who may be deemed participants in the merger may be obtained by reading the joint proxy statement/prospectus regarding the merger when it becomes available.

Cautionary Statement Regarding Forward-Looking Statements

This release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These include statements as to the benefits of the merger, including future financial and operating results, improved efficiencies, enhanced revenues, and the accretion/dilution to reported earnings that may be realized from the merger as well as other statements of expectations regarding the merger and any other statements regarding future results or expectations. Carolina Trust and Clover intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and is including this statement for purposes of these safe harbor provisions. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies, and expectations of Carolina Trust and Clover, are generally identified by the use of words such as "believe," "expect," "intend," "anticipate," "estimate," or "project" or similar expressions. The companies' respective ability to predict results, or the actual effect of future plans or strategies, is inherently uncertain. Factors which could have a material adverse effect on the operations and future prospects of Carolina Trust and Clover and their respective subsidiaries include, but are not limited to: the ability to obtain required regulatory and shareholder approvals and meet other closing conditions to the merger; the ability to complete the merger as expected and within the expected timeframe; disruptions to customer and employee relationships and business operations caused by the merger; the ability to implement integration plans associated with the transaction, which integration may be more difficult, time-consuming or costly than expected; the ability to achieve the cost savings and synergies contemplated by the merger within the expected timeframe, or at all; changes in local and national economies, or market conditions; changes in interest rates; regulations and accounting principles; changes in policies or guidelines; loan demand and asset quality, including real estate values and collateral values; deposit flow; the impact of competition from traditional or new sources; and the other factors detailed in Carolina Trust’s publicly filed documents, including its Annual Report on Form 10-K for the year ended December 31, 2017. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Carolina Trust and Clover assume no obligation to revise, update, or clarify forward-looking statements to reflect events or conditions after the date of this press release.